F. Mark Reuter

D: 513.579.6469

MReuter@KMKLAW.com

August 15, 2019

VIA EDGAR

Christina Chalk, Esq.

Senior Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F. Street, NE

Washington, D.C. 20549

Re:	Medpace Holdings, Inc.

Schedule TO-T/A filed August 7, 2019

File No. 5-89605

Dear Ms. Chalk:

This firm represents Medpace Holdings, Inc. (“Medpace Holdings”), Medpace Investors, LLC (“Medpace Investors”) and August J. Troendle (“Mr. Troendle” and, collectively with Medpace Investors, the “Offeror”). We have received and reviewed your letter dated August 13, 2019 related to the above-referenced filing. In accordance with your request, on behalf of the Offeror, we have responded to the comments included in your letter. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(a)(1) to the Schedule TO-T/A.

Schedule TO-T/A filed August 7, 2019

General

1.

Given the nature of the comments below and the resulting significant changes to the structure and disclosure associated with the offer, we believe it may be appropriate to disseminate a revised offer document to Eligible Option holders in the same manner as was the original Offer to Purchase. In your response letter, please tell us how you will disseminate the amended offer materials.

Response: Medpace Investors will disseminate the amended offer materials by email directly to all holders of Eligible Options.

Christina Chalk, Esq.

August 15, 2019

2.

As discussed with you previously, this offer is not eligible to rely on the “global relief” letter issued by the Division of Corporation Finance for issuer employee stock option exchange offers. See Issuer Exchange Offers Conducted for Compensatory Purposes (March 21, 2001). Therefore, please revise your offer to fully comply with the provisions of Rule 14d-10.

Response: As revised, the Offer fully complies with the provisions of Rule 14d-10 and does not rely on the “global relief” letter. In particular, the Offer is for all outstanding securities of the subject class, which consists of all vested and outstanding stock options granted pursuant to the 2014 Plan. The Offer is being made to all holders of Eligible Options, which includes, but is not limited to, all employees of Medpace Holdings’ operating subsidiaries who hold Eligible Options. All holders of Eligible Options are being offered $55.00 minus the exercise price per Eligible Option. No Medpace Holdings executive officers or directors will participate in the Offer.

How was the value of each Eligible Option determined? page 2

3.

Explain how you chose the $55.00 reference point in calculating the amount to be paid per tendered option, when the most recent trading price of the Company’s common stock on NASDAQ Global Select Market immediately before this offer commenced was $76.70 per share.

Response: Shares of MEDP common stock began trading on Nasdaq on August 11, 2016 at $28.15 per share. At no time prior to July 30, 2018 did MEDP shares trade above $49.00 per share. The low of MEDP’s current 52-week range is $45.88. MEDP traded as low as $53.64 per share as recently as June 3, 2019. The Offeror believes that the $55.00 reference point represents a fair price to a seller of options for MEDP shares, which have resale and other transferability restrictions as unregistered shares.

US Federal Income Tax Consideration, page 6

4.

You state that the cash payment for tendered Eligible Options will be treated as compensation by the Company and the tendering holder will recognize ordinary income reflected on his or her Form W-2 issued by Medpace. In your response letter, with a view to further disclosure, explain how this is the case, since the bidders and not the Company will make payment for the tendered Eligible Options. See Item 4 of Schedule TO and Item 1004(a)(1)(xii) of Regulation M-A.

Christina Chalk, Esq.

August 15, 2019

Response: With respect to Item 4 of Schedule TO and Item 1004(a)(1)(xii) of Regulation M-A, the Offeror references the Financial Accounting Standards Board Accounting Standards Codification 718-10 which defines the term, “Economic Interest in an Entity,” and ASC 718-10-15-4 which discusses share based payment awards issued by a related party or economic interest holder.

Under the analysis of ASC 718, the involvement of an economic interest holder in any transaction with an employee of the reporting entity related to option awards that falls within the scope of ASC 718 should be accounted for as if the reporting entity and the economic interest holder are one in the same. Therefore, from an accounting perspective, due to Medpace Investors being an economic interest holder of Medpace Holdings, the offering party is deemed to be Medpace Holdings. In addition, as the proceeds of the sale of options are taxable to the option holder as ordinary income at the time of the transaction, Medpace Holdings through its operating subsidiaries will have a withholding obligation on the sale of the option. This type of transaction is considered the receipt of wages for purposes of the employment tax and withholding rules in the amount of income involved. The transaction is deductible by Medpace Holdings in the amount of income received by each tendering option holder.

Risk Factors, page 7

5.

Revise the first or second risk factors to expressly note that the reference payment price of $55.00 per common share is over $21 less than the most recent trading price of the common shares underlying these options. While the existing risk factors hint at possible risks, we do not believe the immediate existing risk upon tender based on the most recent stock trading price is clearly articulated.

Response: The Offeror has revised the risk factor(s) as directed.

Conditions of the Offer, page 13

6.	In condition (c)(i), explain what it meant by a “limitation on prices for securities on any national securities exchange or in the over-the-counter market.”

Response: The Offeror has deleted “or limitation on prices for” in condition (c)(i).

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options, page 16

7.	Revise this section to include a discussion of Mr. Troendle’s interests in the offer as a bidder for the Eligible Options.

Response: The Offeror has revised this section as directed.

Source and Amount of Funds; Status of Eligible Options Tendered in the Offer; Accounting Consequences of the Offer, page 16

8.

We note that you have revised the offer documents to reflect that Mr. Troendle and Medpace Investors LLC rather than the Company are purchasing tendered Eligible Options. However, the disclosure about the source of funds used to purchase tendered securities has not changed from when this offer was filed as an issuer tender offer. The bidders in this offer are an individual and a limited liability company he controls. The total proceeds needed to purchase tendered Eligible Options exceed $33,000,000.

Christina Chalk, Esq.

August 15, 2019

In addition, as the offer is currently structured, bidders fall outside the safe harbor outlined in Instruction 2 to Item 10 of Schedule TO relating to the need to provide financial statements for the bidders in this offer. Please revise this section to explain in greater detail the source of the funds to be used to purchase tendered Eligible Options. In your response letter, explain why you believe bidders’ financial statements are not material in the context of this offer.

Response: The Offeror has revised this section as directed. The Offerors’ source of funds is cash on hand; the Offer is not subject to any financing condition. With respect to the Instructions to Item 10 of Schedule TO, the Offeror believes that the facts and circumstances of the proposed transaction, including the terms of the tender offer, influence the determination that the Offeror’s financial statements are not material and therefore are not required to be disclosed. Specifically, the consideration of the Offer consists solely of cash. The Offer is not subject to any financing condition. The Offer is for all of the outstanding securities of the subject class; all holders of vested and outstanding options under the 2014 Plan may participate in the Offer.

9.	Briefly describe the accounting consequences of the offer. See Item 4 of Schedule TO and Item 1004(a)(1)(xi) of Regulation M-A.

Response: The Offeror incorporates by reference herein its response to comment number 4. For accounting purposes, any offer made by an economic interest holder in the original company issuing a share based award must be viewed as an offer by the issuing company itself, and as such, each of Medpace Holdings and Medpace Investors concludes that the Offer constitutes a settlement of the option. No additional compensation cost is recognized by Medpace Holdings. The awards received by Medpace Investors will be accounted for as new awards and the accounting treatment and associated expense with such new awards will be disclosed by Medpace Holdings in its next quarterly filing.

Information Concerning Medpace, Medpace Holdings and Medpace Investors, page 18

10.

This section should be revised to include all of the disclosure required by Item 1003(a)-(c) for each filing person on the Schedule TO and all of the affiliated persons captured by General Instruction C to Schedule TO.

Response: The Offeror has revised this section as directed.

Christina Chalk, Esq.

August 15, 2019

11.	The disclosure included under Item 5 of the Schedule TO should be provided in the disclosure document disseminated to target option holders. See Item 1005(a) and (b) of Regulation M-A.

Response: The Offeror has revised the disclosure document as directed.

12.

State the purpose of the offer and the current plans of the bidders with respect to the options acquired in this offer. See Item 1006(a)-(c) of Regulation M-A and Item 6 of Schedule TO. Your revised disclosure should include a discussion of the reasons for structuring the offer in this manner (with a third party, affiliated bidder) and the impact.

Response: The Offeror has revised disclosure as directed.

13.

The information about the interest of the bidders in the subject securities (including the underlying common stock) must be included in the disclosure document disseminated to shareholders (not just in the Schedule TO). See Item 1008 of Regulation M-A and Item 8 of Schedule TO. Please revise.

Response: The Offeror has revised the disclosure document as directed.

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We trust that the foregoing sufficiently addresses your comments. We appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 579-6469.

Sincerely,

KEATING MUETHING & KLEKAMP PLL

/S/ F. Mark Reuter

F. Mark Reuter

FMR:ebb

cc:	Stephen P. Ewald (via e-mail at s.ewald@medpace.com)